Comcast Corporation (CMCSA)
Shareholder Proposal 5
Friends Fiduciary Corporation

Friends Fiduciary Corporation seeks your support for Proposal 5 on the Comcast Corporation (“Comcast” or “the Company”) 2017 proxy ballot. The resolved clause states:

Resolved, the shareholders of Comcast request the preparation of a report, updated annually, disclosing:
1)	Comcast’s policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications;
2)	payments by Comcast used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient;
3)	Comcast’s membership in and payments to any tax-exempt organization that writes and endorses model legislation;
4)	a description of management’s and the Board’s decision-making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Vertex is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Comcast’s website.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.  Friends Fiduciary Corporation urges shareholders to vote for Proposal 5 following the instruction provided on the management’s proxy mailing.

We are the lead filers of this proposal, which has been co-filed by a number of other concerned investors, including Walden Asset Management, the Benedictine Sisters of Mount Saint Scholastica, the Missionary Oblates of Mary Immaculate, and the Sisters of the Order of Saint Dominic of Grand Rapids, MI.

RATIONALE TO VOTE FOR:

As investors, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for external stakeholders to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with company mission, values, and ethics.

Comcast’s lack of transparency poses risks to the Company. Investors are increasingly examining companies’ indirect and direct lobbying and political spending.1 Company transparency is increasing accordingly—since 2011, the number of companies disclosing at least some of their trade association and other non-profit group memberships have more than doubled.2

High level of spending, low level of disclosure

Comcast expends significant company resources on lobbying at both the state and federal level in comparison with other companies.
At the federal level, Comcast spent $30 million in 2015 and 2016, the 12th highest sum of all reporting US companies.3 Comcast’s state-level lobbying spending is also likely significant. According to a recent study that looked at disclosures from the six states with the most robust reporting requirements, between 2012 and 2015 Comcast spent over $7 million on state-level lobbying,4 ranking #5 in overall spending, 5 and #1 in its sector for revenue intensity. 6 That does not take into account spending occurring in the 30 other states where the Company is thought to have a lobbying presence.7 Out of those 30 states in which Comcast may lobby, lobbying disclosure is nonexistent in 22.8

Comcast’s spending at the state level is clearly significant, but because state-level lobbying disclosure requirements are often very cursory, investors have no idea how much the Company is spending in 22 states and only a murky picture in others. The company could easily and inexpensively provide this information to shareholders. This is especially important given that in the current political climate companies will likely continue to increase their lobbying spending at the state level.9

Lobbying via trade associations

The Company does not fully disclose its involvement in trade associations, meaning investors do not have an accurate picture of its total lobbying expenditures nor its priorities or interests.
Comcast does not disclose membership dues or other payments made to non-profit organizations participating in lobbying activity, chief among them trade associations. Investors do not know which trade associations the Company is a part of. Through outside research we have found that Comcast serves on the board of the Internet & Television Association which spent $27.54 million on lobbying in 2015 and 2016, and just $2.6 million on political contributions.10 Arguing sufficient implementation, the Company points to its disclosure of payments used for political contributions by trade associations receiving over $50,000 per year from Comcast.11 Disclosing political contributions, however, does not include payments to trade associations made by Comcast used for lobbying purposes.12 These payments go unevaluated by both shareholders and the Board.

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1 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 5, https://irrcinstitute.org/wp-content/uploads/2017/02/Corporate-Lobbying-in-the-States-FINAL.pdf, accessed April 6, 2017.
2 Welsh and Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” p. 10.
3 OpenSecrets.org, “Comcast Corp,” https://www.opensecrets.org/orgs/summary.php?id=D000000461, accessed April 6, 2017.
4 Welsh and Young, “State Lobbying,” p. 29.
5 The study examined the largest 100 S&P500 companies, adjusted for sector distribution. Welsh and Young, “State Lobbying,” p. 44.
6 Welsh and Young, “State Lobbying,” p. 4.
7 Yue Qui, Ben Wieder, and Chris Zubak-Skees, “Here are the interests lobbying in every statehouse,” Center for Public Integrity, February 11, 2016, https://www.publicintegrity.org/2016/02/11/19283/here-are-interests-lobbying-every-statehouse, accessed April 6, 2017.
8 Welsh and Young, “State Lobbying,” p. 3.
9 The number of companies contracting state-level registered lobbyists increased by 10% between 2010 and 2014. Liz Essley White and Ben Wieder, “Amid federal gridlock, lobbying rises in the states,” Center for Public Integrity, February 11, 2016, https://www.publicintegrity.org/2016/02/11/19279/amid-federal-gridlock-lobbying-rises-states, accessed April 6, 2017.
10 OpenSecrets.org, “National Cable & Televisions Assn,” https://www.opensecrets.org/orgs/summary.php?id=D000022131, accessed April 17, 2017.
11 The company refers to tax code 26 USC Section 162 e(1)(b), which only applies to political contributions. Comcast Corporation, April 28, 2017 Form DEF 14A, http://www.cmcsa.com/secfiling.cfm?filingID=1193125-17-146838, accessed May 3, 2017.
12 26 USC Section 162 (e)(1)(a) is the code that covers lobbying. Cornell University Law School Legal Information Institute, “26 U.S. Code § 162 - Trade or business expenses,” https://www.law.cornell.edu/uscode/text/26/162, accessed April 6, 2017.

In their recommendation, the Company refers to “federal and certain state laws” that “require we disclose the portion of certain trade association dues that are used for lobbying activities.”13 It is important to clarify that these mandated disclosures do not include special payments made to trade associations which are then used for lobbying. As outlined above, lobbying makes up the bulk of trade associations’ political expenditures.14

The Company maintains that it is impossible to control what payments made to trade associations are used for15 while simultaneously espousing its policy of ensuring in writing that its payments to 501(c)4 or 527 organizations are not used to make political contributions or independent expenditures.16 As investors, we are concerned by this inconsistency; it appears the Company does not know how its funds given to trade associations are being spent. We believe shareholders and the board would benefit from accountability for these memberships and extra payments.

Reputational risk

The Company’s trade association relationships can pose reputational risks.
We understand that trade associations and other non-profit organizations can serve a useful business purpose. However, Comcast’s lack of public disclosure and board-level oversight over its trade association involvement risks damage to its already precarious reputation. 24/7 Wall Street’s recent survey ranks Comcast as the #1 most hated company in the United States and well below average on industry customer satisfaction levels.17Comcast received the 11th lowest reputation ranking on the 2017 Harris Reputation Quotient,18 and the company ranked lowest on customer satisfaction among major wireline services in J.D. Power’s 2016 survey.19

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13 Comcast Corporation, April 28, 2017, Form DEF 14A.
14 For example, the largest trade association in the US, the Chamber of Commerce, the 2010 election, spent $33 million on political contributions and $302 million on lobbying during the 2010 election. Adam Bonica, “Avenues of Influence: On the Political Expenditures of Corporations and Their Directors and Executives,” December 3, 2013, p. 5, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2313232, accessed April 6, 2017.
15 “…we have no direct control over how any such associations direct any expenditures, and in most cases, are not even aware that such expenditures are made. In fact, we may not agree with the position of the organizations on any given candidate or issue.” Comcast Corporation, April 28, 2017, Form DEF 14A.
16 “…receiving written representations…that such funds a) will not be used, directly or indirectly, to make contributions to political campaigns, political parties, other organizations registered as political committees, or SuperPACs, and b) will not be used to make independent expenditures.” Comcast Corporation, “Statement on Political and Trade Association Activity,” http://www.cmcsa.com/documentdisplay.cfm?DocumentID=6023, accessed April 6, 2017.
17 Michael B. Sauter and Samuel Stebbins, “America’s Most Hated Companies,” 24/7 Wall Street, January 10, 2017, http://247wallst.com/special-report/2017/01/10/americas-most-hated-companies-4/2/, accessed April 6, 2017.
18 The Harris Poll, “2017 Reputation Quotient Ratings,” http://www.theharrispoll.com/reputation-quotient, accessed April 6, 2017.
19 J.D. Power, “Business Wireline Satisfaction Study (2016): Large Enterprise,” http://www.jdpower.com/ratings/study/Business-Wireline-Satisfaction-Study/1301ENG/Large-Enterprise/1439, accessed April 17, 2017.

Comcast has come under fire for its membership in the American Legislative Exchange Council, or ALEC, a non-profit 501(c)3 organization that writes and promotes model legislation.20  ALEC has a history of promoting controversial legislation at the state level, and more than 100 companies, including Apple, Wal-Mart, and Ford, have publicly left ALEC.21 When asked to comment on Google’s departure, Chairman Eric Schmidt referred specifically to ALEC’s work against climate change regulation, saying “…we should not be aligned with such people. They're just literally lying.”22 As shareholders, we would like to know how Comcast’s board is evaluating these memberships and the potential risks posed by such associations.

Lack of board oversight

There are not enough board oversight structures in place, especially given the volume of Comcast’s spending.
The Company’s Statement on Political and Trade Association Activity mentions that participation in trade associations is reported directly to the Governance and Directors Nominating Committee of the Company’s Board of Directors. However, the participation is approved by the Senior Executive Vice President prior to reporting, and no mention is made of board or management procedures for evaluating trade association memberships specifically, or spending and priorities more generally, outside of the presentation of annual reports and a “periodic review” of the Company’s Statement on Political Activity and Trade Associations.

REBUTTAL TO THE COMPANY’S OPPOSITION STATEMENT:

•	The Board of Directors purports that because the proponents were able to find some evidence of Comcast’s activities, the information is readily available and further disclosure is not necessary.

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20 Bruce Kushnick, “Telecom Sleaze: ALEC and Its Communication’s Funders — AT&T, Verizon, Centurylink, Comcast and Time Warner Cable,” Huffington Post, May 2, 2015, http://www.huffingtonpost.com/bruce-kushnick/telecom-sleaze-alec--its_b_7194138.html, accessed April 6, 2017.
21 The Center for Media and Democracy Source Watch, Corporations that Have Cut Ties to ALEC, http://www.sourcewatch.org/index.php/Corporations_that_Have_Cut_Ties_to_ALEC, accessed April 6, 2017.
22 A Conversation with Google Chairman Eric Schmidt, The Diane Rehm Show, WAMU 88.5, September 22, 2014, hosted by Diane Rehm. From transcript available at dianerehm.org, http://dianerehm.org/shows/2014-09-22/conversation-google-chairman-eric-schmidt, accessed April 6, 2017.

o
Our response: As long-term shareholders we are concerned about the value of our investments which are impacted by the health and sustainability of the Company. We do not believe that shareholders should have to cobble together incomplete information from numerous outside sources when such spending on lobbying represents a large outlay by the Company, poses reputational risk, and thus is clearly of concern to investors. This information can be comprehensively and cost effectively provided by the company.

o	As mentioned above, some lobbying expenditures (payments made to trade associations, state level lobbying) are impossible to track except where disclosed by the Company.

•	The Board of Directors points to the Company’s compliance with state and federal laws as proof that they are disclosing enough.
o
Our response: We believe that compliance is the floor of accountability, and as shareowners of one of the largest media companies in the world with one of the largest lobbying budgets, we expect the company to go beyond simple compliance.

•	The Board of Directors claims that “gathering and disclosing such costs—when much of the information is already publicly available—would be a waste of resources” and an “unnecessary burden.”
o
Our response: Based on the partial picture provided by publicly available information, Comcast is estimated to have spent over $73,516,000 on state and federal lobbying between 2012 and 2015.[23] Some portion of this may include payments made to trade associations or other non-profit organizations used for lobbying; however, there is no transparency on lobbying through trade associations.

o	The cost of reporting on this considerable lobbying activity would be minimal as Comcast already has all of this information, and therefore we find this rationale unsatisfactory.
o
Other major corporations prioritize transparent disclosure and produce such reports without undue burden. Consolidating this information would make it possible for the board and company management to better manage these significant expenses.

•	The Board of Directors purports that enhanced reporting may require that Comcast disclose proprietary information.
o
Our response: As trade association memberships are by definition cooperative, especially within sectors, disclosing the names and payments made to those organizations does not pose a competitive disadvantage.

o
The nature of these expenses is important but we do not believe them to be proprietary to Comcast’s operations; therefore, the company can and should disclose this information. As mentioned above, other companies disclose such information without negative effect.

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23 Figure compiled from Opensecrets.org, “Comcast Corp” and Welsh and Young, “State Lobbying”, p.4.

CONCLUSION

Comcast’s significant lobbying expenditures, apparent lack of comprehensive board oversight, and exposure to reputational risk as a result clearly signal a need for enhanced disclosure. For the reasons stated above, we believe Comcast’s current lobbying disclosures are not adequate to inform shareholders and protect their interests.

Therefore, we urge shareholders to vote FOR Proposal 5 following the instructions provided on the Company’s proxy mailing. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.

For questions regarding Comcast Corporation Proposal 5 please contact Jeffery W. Perkins, Friends Fiduciary, 215.241.7272 or jperkins@friendsfiduciary.org